</SEC-HEADER>
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                ----------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 28)

                          Consolidated-Tomoka Land Co.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    210226106
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                                 (CUSIP Number)

                                David J. Winters
                            Wintergreen Advisers, LLC
                          333 Route 46 West, Suite 204
                        Mountain Lakes, New Jersey 07046
                                 (973) 263-2600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 April 19, 2011
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Advisers, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,543,075

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,543,075

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,543,075 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%

14.  TYPE OF REPORTING PERSON*

     IA

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Fund, Inc.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Maryland, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     777,024

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     777,024

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     777,024 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     13.5%

14.  TYPE OF REPORTING PERSON*

     IV

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Fund, LP

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     391,114

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     391,114

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     391,114 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     6.8%

14.  TYPE OF REPORTING PERSON*

     PN

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Wintergreen Partners Offshore Master Fund, Ltd.

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     213,762

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     213,762

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     213,762 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     3.7%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Renaissance Global Markets Fund

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     161,175

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     161,175

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     161,175 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [x]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     2.8%

14.  TYPE OF REPORTING PERSON*

     CO

CUSIP No. 210226106
          ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     David J. Winters

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
3.   SEC USE ONLY



4.   SOURCE OF FUNDS*

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     1,543,075

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     1,543,075

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,543,075 - See Item 5

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     26.9%

14.  TYPE OF REPORTING PERSON*

     IN

 CUSIP No. 210226106
           ---------------------

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Item 1.  Security and Issuer.

     Consolidated-Tomoka Land Co. (the "Issuer"), Common Stock, par value $1.00 per share (the "Shares").
     The address of the Issuer is 1530 Cornerstone Boulevard, Suite 100
      Daytona Beach, Florida 32117.
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Item 2.  Identity and Background.

(a-c, f) This statement is being filed by (i) Wintergreen Fund, Inc, a Maryland USA corporation registered as an investment company under the Investment Company Act of 1940, as amended ("Wintergreen Fund"), (ii) Wintergreen Partners Fund, LP, an unregistered pooled investment vehicle organized as a Delaware USA limited partnership ("Wintergreen Partners"), (iii) Wintergreen Partners Offshore Master Fund, Ltd., an unregistered pooled investment vehicle organized as a Cayman Islands exempted company ("Wintergreen Offshore"), (iv) Renaissance Global Markets Fund, a mutual fund trust organized under the laws of Ontario Canada ("Renaissance"), (v) Wintergreen Advisers, LLC, ("Wintergreen Advisers"), a Delaware USA limited liability company which acts as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance and other investment vehicles, and (vi) David J. Winters, a citizen of the United States ("David Winters"), the managing member and portfolio manager of Wintergreen Advisers. (Each of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, Renaissance, Wintergreen Advisers, and David Winters may be referred to herein as a "Reporting Person" and collectively may be referred to as "Reporting Persons").

The principal business and principal office address of each of David Winters, Wintergreen Fund, Wintergreen Partners and Wintergreen Advisers is 333 Route 46 West, Suite 204, Mountain Lakes, New Jersey.

     (d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or Administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof Wintergreen Advisers may be deemed to beneficially own 1,543,075 Shares.

As of the date hereof Wintergreen Fund beneficially owns 777,024 Shares.

As of the date hereof Wintergreen Partners beneficially owns 391,114 Shares.

As of the date hereof Wintergreen Offshore beneficially owns 213,762 Shares.

As of the date hereof Renaissance beneficially owns 161,175 Shares.

The source of funds used to purchase the securities reported herein was the working capital of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore, and Renaissance. The aggregate funds used by the forgoing Reporting Persons to make the purchases was approximately $88.7 million.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes in the ordinary course of business.


--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction.

On April 19, 2011, Wintergreen issued a press release (the "April 19 Press Release") stating its opposition to the re-election of outgoing CEO Bill McMunn to the Issuer's Board of Directors at the company's April 27, 2011 shareholder meeting. A copy of the April 19 Press Release is attached hereto as Exhibit B and incorporated herein by reference.

Advisory clients of Wintergreen Advisers are the beneficial owners of approximately 26.9% of the Issuer's common stock. Wintergreen Advisers has initiated discussions with the Issuer on maximizing the value of the Daytona properties, through direct development or partnerships. Wintergreen Advisers intends to continue its dialogue with, and to take an active interest in, the Issuer to encourage strategic focus on the Volusia county properties. To this end, Wintergreen Advisers, from time to time, will communicate with the Issuer and other holders of Common Stock regarding such matters.

The Reporting Persons may in the future purchase additional Shares or dispose of some or all of such Shares in open-market transactions or privately negotiated transactions. Other than as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the actions described in paragraphs (b) through (j) of Item 4 of the instructions to Schedule 13D.


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Item 5.  Interest in Securities of the Issuer.

(a, b) The Reporting Persons are a group and are each deemed to be the beneficial owner of 1,543,075 Shares, constituting 26.9% of the Shares of the Issuer, based upon 5,736,130 Shares outstanding as of the date of this filing.

Each Reporting Person disclaims beneficial ownership in the Shares reported herein except to the extent of its pecuniary interest therein.

(a, b) As of the date hereof, Wintergreen Advisers as investment manager of Wintergreen Fund, Wintergreen Partners, Wintergreen Offshore and Renaissance, and David Winters, a managing member and portfolio manager of Wintergreen Advisers may be deemed to be the beneficial owner of 1,543,075 Shares, constituting 26.9% of the Shares of the Issuer, based upon 5,736,130 Shares outstanding as of the date of this filing.

     Wintergreen Advisers has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,543,075 Shares.

     David Winters has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 1,543,075 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 1,543,075 Shares.

(a, b) As of the date hereof, Wintergreen Fund is the beneficial owner of 777,024 Shares (1), constituting 13.5% of the Shares of the Issuer, based upon 5,736,130 Shares outstanding as of the date of this filing.

     Wintergreen Fund has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 777,024 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 777,024 Shares.


(a, b) As of the date hereof, Wintergreen Partners is the beneficial owner of 391,114 Shares (1), constituting 6.8% of the Shares of the Issuer, based upon 5,736,130 Shares outstanding as of the date of this filing.

     Wintergreen Partners has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 391,114 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 391,114 Shares.


(a, b) As of the date hereof, Wintergreen Offshore is the beneficial owner of 213,762 Shares (1), constituting 3.7% of the Shares of the Issuer, based upon 5,736,130 Shares outstanding as of the date of this filing.

     Wintergreen Offshore has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 213,762 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 213,762 Shares.


(a, b) As of the date hereof, Renaissance is the beneficial owner of 161,175 Shares (1), constituting 2.8% of the Shares of the Issuer, based upon 5,736,130 Shares outstanding as of the date of this filing.

     Renaissance has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 161,175 Shares; has sole power to dispose or direct the disposition of 0 Shares; and has shared power to dispose or direct the disposition of 161,175 Shares.


     (c) None of the Reporting Persons has effected any transactions in the Shares during the past sixty days or since the most recent filing of Schedule 13D.


     (d) N/A

     (e) N/A

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         N/A.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A: Agreement between the Reporting Persons to file jointly Exhibit B: Press Release dated April 19, 2011

--------------------------------------------------------------------------------







                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Wintergreen Advisers, LLC
By: David J. Winters, Managing Member.

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________

April 19, 2011



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                Exhibit A


                                    AGREEMENT
The undersigned agree that this Amendment No 28 to Schedule 13D dated April, 19 2011, relating to the Common Stock, par value $1.00 per share of Consolidated-Tomoka Land Co. shall be filed on behalf of the undersigned.


Wintergreen Advisers, LLC.
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Fund, Inc.
By: David J. Winters, Executive Vice President

/s/ David J. Winters
______________________________________

Wintergreen Partners Fund, LP
By: Wintergreen GP, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Wintergreen Partners Offshore Master Fund, Ltd.
By: Wintergreen Advisers, LLC
By: David J. Winters, Managing Member

/s/ David J. Winters
______________________________________

Renaissance Global Markets Fund
By: David J. Winters, Attorney-in-Fact

/s/ David J. Winters
______________________________________

David J. Winters

/s/ David J. Winters
______________________________________
April 19, 2011

                                                                Exhibit B

Wintergreen  Advisers  to  Vote  Against   Bill  McMunn  in  2011  elections  of
Consolidated-Tomoka Land Company

April 19, 2011


Wintergreen Advisers, LLC ("Wintergreen") supports all but one of the matters presented in this year's Consolidated-Tomoka Land Company ("CTO") proxy.
Wintergreen supports the improved corporate governance concerning annual election of directors. It also supports continuing the engagement of KPMG LLP as independent auditor and agrees with the CTO board on its support of three of the four director candidates. However, Wintergreen does not support the possible re-election of outgoing Chief Executive Officer Bill McMunn to the board of directors of CTO for another three-year term, and intends to vote against him at the 2011 annual meeting. As outlined in detail below,
Wintergreen believes it is not in shareholders' best interests to have the outgoing executive of this company serve as a director for years after retiring from the company.

CTO's by-laws require director candidates to offer their resignation if they do not receive a majority of the votes cast in an uncontested election. If the number of votes cast "AGAINST" Bill McMunn exceeds the number of votes cast "FOR" him, he must offer his resignation and the board seat may be filled by a majority vote of the directors then in office or may be left vacant until filled by the incoming CEO.

Advisory clients of Wintergreen have been investors in CTO since February 2006, and collectively represent the company's largest group of shareholders with 27% of the shares outstanding. Wintergreen does not seek control of CTO or its board of directors, and is not proposing any candidates for election to the board. (1) No Wintergreen officer or employee sits on the CTO board, nor has any employee or officer of Wintergreen ever sought such a role. Wintergreen has in the past proposed strong independent director candidates to add more depth of experience and expertise to the board. This year Wintergreen supports every candidate on CTO's ballot other than Bill McMunn.

(1) While Wintergreen is not currently proposing a candidate, it nominated Howard C. Serkin, one of the current nominees on CTO's 2011 ballot in November, 2010. Mr. Serkin is independent from Wintergreen.

CTO recently announced that Bill McMunn will be retiring from his position as CEO as of December 31, 2011. As CTO begins its search for a new Chief Executive Officer, Wintergreen believes Bill McMunn's seat should be left vacant until it is filled by the company's new CEO. Wintergreen believes Bill McMunn's presence on the board for another three year term will make it more difficult to attract a bright new CEO. Potential CEO candidates are likely to be unenthusiastic about the possibility of the former CEO looking over his or her shoulder. The real estate market is not what it used to be, and as such, CTO is in need of a new CEO with energy, fresh ideas and strategies for the company. Improvements will be more difficult to implement if the Board of Directors continues to operate under the shadow of a former CEO who has his own old-school ideas.

Additionally, CTO's board currently has 11 members, which is the maximum number allowed under CTO's by-laws. In practical terms, this means that if Bill McMunn is re-elected this year, a current director will have to step down to open a board seat for the incoming CEO. Wintergreen maintains that much progress has been made in recent years in strengthening the Board of Directors, and better preparing the company for the inevitable rebound in the Florida real estate market. Wintergreen believes keeping Bill McMunn on the CTO board undermines this recent progress.

In a letter to CTO's board dated March 10, 2011, Wintergreen urged Bill McMunn to reconsider his standing for re-election this year so that CTO may move on with new management and a strong and independent Board of Directors. Unfortunately, Mr. McMunn has been unresponsive and his name has not been withdrawn from the ballot.

Wintergreen wishes Bill McMunn a long and healthy retirement, but can see no rational business reason for him to remain on CTO's Board of Directors. Wintergreen believes it is in the best interests of CTO and all its shareholders for the company to move forward without Bill McMunn as a board member. Accordingly, Wintergreen intends to vote "AGAINST" Bill McMunn on the company's proxy.


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